UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of onshore fields in Ceará

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Rio de Janeiro, August 05, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/14/2020, informs that it has concluded today the sale of all its stakes in the onshore fields of Fazenda Belém and Icapuí, jointly called Fazenda Belém Cluster, located in the Potiguar Basin, in the state of Ceará to 3R Fazenda Belém S.A., previously called SPE Fazenda Belém S.A.

After compliance with the preceding conditions, the operation was concluded with the payment at sight of US$ 4.6 million to Petrobras, already with the adjustments provided for in the contract. The amount received today is in addition to the US$ 8.8 million paid to Petrobras on the date the purchase and sale agreement was signed. In addition to this amount, the company will also receive US$ 10 million, within one year after the closing of the operation, which will be adjusted based on the conditions foreseen in the purchase and sale agreement.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive edge over the years.

About Fazenda Belém Cluster

The Cluster comprises the onshore fields of Fazenda Belém and Icapuí, located in the state of Ceará, where Petrobras holds 100% stakes. The average production of the Fazenda Belém Cluster from January to July 2022 was approximately 575 barrels of oil per day (bpd).

About 3R Fazenda Belém S.A.

3R Fazenda Belém S.A. is a company focused on the redevelopment of mature and producing fields, a wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A., a company listed on B3 New Market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer